[redacted]

SEC[illegible] 06050543 [illegible]MISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 46701

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREEN MANNING & BUNCH, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

370 17th Street, Suite 3600
(No. and Street)

Denver, Colorado 80202
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott H. Maierhofer 303.592.4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

Denver, Colorado 80202
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 22 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott H. Maierhofer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Manning & Bunch, Ltd., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Co-President
Title

Notary Public (My commission expires 6/17/08)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREEN MANNING & BUNCH, LTD.

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Partners and Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado

We have audited the following financial statements of Green Manning & Bunch, Ltd. (the "Company") for the year ended December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2006

GREEN MANNING & BUNCH, LTD.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$2,606,506
Accounts receivable, trade (net of allowance for doubtful accounts of $5,909)	31,585
Accounts receivable from related party	2,458
Other current assets	21,512
Total current assets	2,662,061
PROPERTY AND EQUIPMENT (Net of accumulated depreciation of $617,099)	108,714
TOTAL	$2,770,775

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:	
Accounts payable to related party	$ 161,778
Accrued bonuses	862,320
Other liabilities	130,216
Total liabilities	1,154,314
COMMITMENTS AND CONTINGENCIES (Note 4)	
PARTNERS' CAPITAL	1,616,461
TOTAL	$2,770,775

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Project services related revenue	$5,155,825
Investment and other income	24,250
Total revenues	5,180,075
EXPENSES:	
Project services related expense	3,094,180
General and administrative	1,261,270
Depreciation and amortization	154,433
Total expenses	4,509,883
NET INCOME	$ 670,192

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2005

	Partnership Interests	Retained Earnings	Total Partners' Capital
BALANCE—January 1, 2005	$946,269	$ -	$ 946,269
Net income		670,192	670,192
BALANCE—December 31, 2005	$946,269	$670,192	$1,616,461

See notes to financial statements.

GREEN MANNING & BUNCH, LTD.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 670,192
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	154,433
Reduction of allowance for doubtful accounts	(7,765)
Changes in operating assets and liabilities:	
Accounts receivable	23,329
Accounts payable	7,699
Accrued bonuses	(2,076,672)
Other assets	(2,484)
Other liabilities	(39,898)
Net cash used in operating activities	(1,271,166)
CASH FLOWS FROM INVESTING ACTIVITIES—Additions to property and equipment	(4,579)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,275,745)
CASH AND CASH EQUIVALENTS—Beginning of year	3,882,251
CASH AND CASH EQUIVALENTS—End of year	$ 2,606,506

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Green Manning & Bunch, Ltd. (the "Company") was formed as a partnership under the laws of the State of Colorado in 1988 and is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. All outstanding partnership interests in the Company are owned by entities wholly-owned by CoBiz Inc. The Company provides investment banking services to middle-market companies including merger and acquisition advisory services, institutional and private placement of debt and equity, and other strategic financial advisory services. The Company has two locations, one in Denver, Colorado and one in Phoenix, Arizona.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades, if any, are transacted through clearing brokers.

The financial statements include significant related party transactions. Given CoBiz Inc.'s level of involvement, these financial statements may not be indicative of the results of operations if the Company were a stand-alone entity.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of three to seven years. As of December 31, 2005, property and equipment consists of the following:

Furniture and fixtures	$ 318,902
Computer hardware	224,451
Computer software	90,594
Leasehold improvements	91,866
	725,813
Accumulated depreciation	(617,099)
Total property and equipment	$ 108,714

Project Revenue—Project revenues include non-refundable retainer fees, which are recognized over the expected term of the engagement, and success fees, which are recognized when the transaction is completed and collectibility of fees is reasonably assured.

Income Taxes—The Company files a partnership tax return for federal and state income tax purposes. As a result, the Company's taxable income is reportable by its partners and therefore, does not record a provision for income taxes.

Cash Flows—For purposes of reporting cash flows, cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the time of purchase.

Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee stock purchase plans.

SFAS 123(R) specifies that the fair value of an employee stock option must be based on an observable market price of an option with the same or similar terms and conditions if one is available or, if an observable market price is not available, the fair value must be estimated using a valuation technique that (1) is applied in a manner consistent with the fair value measurement objective and the other requirements of the Statement, (2) is based on established principles of financial economic theory and generally applied to that field, and (3) reflects all substantive characteristics of the instrument. SFAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement.

In April 2005, the SEC amended Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS 123(R). The amendment postpones the effective date for the Company to January 1, 2006. As of the effective date, the Company will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost is recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of prior awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for either recognition or pro forma disclosures under SFAS 123. Currently, CoBiz Inc. offers several stock option plans and an employee stock purchase plan that will be impacted by this Statement. The Company does not expect the requirements of SFAS 123(R) to have a material impact on its financial statements.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $1,452,192, which was $1,375,238 in excess of its required net capital of $76,954. The Company's ratio of aggregate indebtedness to net capital was .79 to 1 at December 31, 2005.

3. RELATED PARTY TRANSACTIONS

Payroll processing services, human resources, management, accounting and internal audit services are provided through CoBiz Inc. For the year ended December 31, 2005, the Company paid CoBiz Inc. $207,303 for such services. The Company also leases its Arizona office space through a month-to-month agreement with Arizona Business Bank, a wholly owned subsidiary of CoBiz Inc. (see Note 4). As of December 31, 2005, $161,778 is payable to CoBiz Inc. and its subsidiaries with $105,736 related to employee payments to the CoBiz Inc. Employee Stock Purchase Plan.

Employee Profit Sharing Trust—The Company participates in CoBiz Inc.'s defined contribution retirement plan. Employees may contribute up to 15% of their compensation and participate in the Company's discretionary matching within the limits defined for a 401(k) plan. Employer contributions charged to expense for 2005 were $90,804.

Employee Stock Purchase Plan—The Company participates in CoBiz Inc.'s employee stock purchase plan, which provides that employees may elect to have a percentage of their payroll deducted and applied to the purchase of CoBiz Inc. common stock at a discount. In addition, the Company may make a matching contribution up to 50% of an employee's deduction toward the purchase of additional common stock. During the year ended December 31, 2005, 6,814 shares of CoBiz Inc. stock were issued to employees of GMB.

4. COMMITMENTS AND CONTINGENCIES

Lease Commitments—The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease payments at December 31, 2005, are approximately as follows:

2006	$ 149,868
2007	149,868
2008	153,337
2009	154,031
2010	25,672
Total	$ 632,776

Certain leases contain renewal options and escalation clauses. Rent expense for 2005 was $145,234, which includes $5,132 of related party rent expense discussed in Note 3.

* * * * * *

SUPPLEMENTAL SCHEDULES

GREEN MANNING & BUNCH, LTD.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

PARTNERS' CAPITAL	$ 1,616,461
NONALLOWABLE ASSETS:	
Accounts receivable and other current assets	(55,555)
Property and equipment	(108,714)
NET CAPITAL	$ 1,452,192
Minimum capital required—Greater of 6-2/3% of aggregate indebtedness of $1,154,314 or $5,000 minimum for a broker or dealer who does not carry customer accounts	$ 76,954
CAPITAL IN EXCESS OF REQUIREMENT	$ 1,375,238
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.79 to 1

There are no material differences between the above computation of net capital under Rule 15c3-1 and that filed by the Company in its unaudited Form X-17A-5 Part IIA as of December 31, 2005, that was filed on January 25, 2006.

GREEN MANNING & BUNCH, LTD.

EXEMPTIVE PROVISION UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2005

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, CO 80202-3942
USA

Tel: +1 303 292 5400
Fax: +1 303 312 4000
www.deloitte.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

February 24, 2006

To the Partners and Board of Directors of
Green Manning & Bunch, Ltd.
Denver, Colorado

Dear Sirs:

In planning and performing our audit of the financial statements of Green Manning & Bunch, Ltd. (the "Company") for the year ended December 31, 2005, (on which we have issued our report dated February 24, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP